SCHEDULE 13D
CUSIP No. 7171EP101	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Under The Securities Exchange Act of 1934)
(Amendment No. 1)

PHARMACOPEIA, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

7171EP101

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 7171EP101		Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,100 Shares
	8	SHARED VOTING POWER 2,753,746 Shares
	9	SOLE DISPOSITIVE POWER 91,100 Shares
	10	SHARED DISPOSITIVE POWER 2,753,746 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,852,846 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 7171EP101		Page 3 of 6 Pages

1	NAME OF REPORTING PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 2,753,746 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 2,753,746 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,746 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.27%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 7171EP101		Page 4 of 6 Pages

Item 1. Security and Issuer

This amendment No. 1 to the Statement on Schedule 13D heretofore filed on December 10, 2007 is filed with respect to the common stock, $0.01 par value ("Common Stock"), of Pharmacopeia, Inc. (the "Company"). The address of the Company is PO Box 5350, Princeton, New Jersey 08543-5350. This statement is being filed on behalf of Josiah T. Austin ("Austin"), a U.S. citizen, and El Coronado Holdings, LLC ("ECH") an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

Item 3. Source and Amount of Funds or Other Consideration

(1) Acting on behalf of ECH, Austin purchased from June 10, 2008 to June 17, 2008 a total of 953,595 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $4,075,236.67. The primary source of funds for these purchases was existing funds of ECH.

(2) Acting on behalf of the Josiah & Valer Austin Family Revocable Trust, in his capacity as Trustee, Austin purchased from April 4, 2008 to June 10, 2008 a total of 22,000 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $88,290. The primary source of funds for these purchases was existing funds of the Trust.

(3) Acting on behalf of the Josiah Zane Sylvester 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased from April 7, 2008 to June 10, 2008 a total of 3,400 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $13,664.74. The primary source of funds for these purchases was existing funds of the Trust.

(4) Acting on behalf of the Jackson Austin Lowery 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased from April 7, 2008 to June 10, 2008 a total of 3,400 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $14,250.99. The primary source of funds for these purchases was existing funds of the Trust.

(5) Acting on behalf of the Mary Kathleen Lowery 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased from April 7, 2008 to June 9, 2008 a total of 3,400 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $14,368.24. The primary source of funds for these purchases was existing funds of the Trust.

All dollar amounts are in U.S. dollars.

SCHEDULE 13D

CUSIP No. 7171EP101		Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer

(a) Austin is deemed beneficial owner of 2,852,846 shares of Common Stock in his capacity as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is deemed beneficial owner of 2,753,746 shares of Common Stock. Based on the 29,688,923 shares of Common Stock outstanding as of May 2, 2008, as reported in the Company's 10-Q filed on May 8, 2008, Austin and ECH's deemed beneficial holdings represent, respectively, 9.61% and 9.27% of the Company's Common Stock.

(b) As Trustee for certain family trusts, Austin has the sole power to vote or to dispose or direct the disposition of 99,100 shares of Common Stock. As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 2,753,746 shares of Common Stock.

(c) No transactions in the Company's Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.
Reporting Person	Date	No. of Shares	Price Per Share
Mary Kathleen Lowery 2006 Grandchild Gift Trust	6/9/2008	3,000	$4.299
Jackson Austin Lowery 2006 Grandchild Gift Trust	6/9/2008	2,500	$4.299
Jackson Austin Lowery 2006 Grandchild Gift Trust	6/10/2008	500	$4.0645
Josiah Zane Sylvester 2006 Grandchild Gift Trust	6/10/2008	3,000	$4.0645
Josiah & Valer Austin Family Revocable Trust	6/10/2008	20,000	$4.0645
ECH	6/10/2008	131,800	$4.0645
ECH	6/11/2008	56,700	$4.1568
ECH	6/12/2008	504,295	$4.2489
ECH	6/13/2008	3,800	$4.1821
ECH	6/16/2008	140,000	$4.4297
ECH	6/17/2008	117,000	$4.488

SCHEDULE 13D

CUSIP No. 7171EP101		Page 6 of 6 Pages

(d) No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: June 23, 2008	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH